SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 13)

SIGA Technologies, Inc.

 (Name of issuer)

Common Stock, par value $0.0001 per share
 (Title of class of securities)

826917-10-6
 (CUSIP number)

Steven M. Cohen
Executive Vice President, Chief Administrative Officer
and General Counsel
MacAndrews & Forbes Incorporated
35 East 62nd Street
New York, New York 10065
(212) 572-8600
 (Name, address and telephone number of person
authorized to receive notices and communications)

October 13, 2016
 (Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Incorporated
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,509,722
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,509,722
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 13,509,722
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 24.9%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,509,722
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,509,722
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 13,509,722
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 24.9%
14.		Type of Reporting Person OO

1.		Name of Reporting Person. I.R.S. Identification No. of above person ST Holdings One LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,509,722
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,509,722
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 13,509,722
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 24.9%
14.		Type of Reporting Person OO

This statement (“Amendment No. 13”) amends and supplements the statement on Schedule 13D, dated August 13, 2003, as amended by Amendment No. 1 thereto dated October 14, 2003, Amendment No. 2 thereto dated January 8, 2004, Amendment No. 3 thereto dated November 29, 2007, Amendment No. 4 thereto dated June 19, 2008, Amendment No. 5 thereto dated April 29, 2009, Amendment No. 6 thereto dated July 30, 2009, Amendment No. 7 thereto dated September 17, 2009, Amendment No. 8 thereto dated September 30, 2009, Amendment No. 9 thereto dated June 22, 2010, Amendment No. 10 thereto dated July 27, 2010, Amendment No. 11 thereto dated May 17, 2012 and Amendment No. 12 thereto dated November 6, 2014 (as so amended, the “Schedule 13D”), filed with the Securities and Exchange Commission by MacAndrews & Forbes Incorporated (formerly known as MacAndrews & Forbes Holdings Inc.), a Delaware corporation (“M&F”), MacAndrews & Forbes LLC, a Delaware limited liability company (“MacAndrews & Forbes”), TransTech Pharma, Inc., a Delaware corporation (“TransTech”) and STH Partners, L.P., a Delaware limited partnership (“STH”), relating to the shares of common stock, par value $0.0001 per share (“Common Stock”), of SIGA Technologies, Inc., a Delaware corporation (the “Company”). This Amendment No. 13 is being filed by M&F and MacAndrews & Forbes with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. M&F is a holding company (the sole stockholder of which is Mr. Ronald O. Perelman) and MacAndrews & Forbes is a direct wholly owned subsidiary of M&F. Further, to the extent applicable, the Schedule 13D, as amended by this Amendment No. 13, is hereby adopted as the initial Schedule 13D of ST Holdings One LLC, a Delaware limited liability company and direct wholly owned subsidiary of MacAndrews & Forbes (“ST Holdings One”), in respect of the Common Stock of the Company. The Company has its principal executive offices at 660 Madison Avenue, Suite 1700, New York, NY 10065.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 2.  Identity and Background

Item 2 is hereby amended by adding the following at the end thereof:

(a)-(c) A Second Amended and Restated Schedule I, which includes certain required information regarding the Reporting Persons, is attached hereto and is incorporated herein by reference.

Each of the natural persons named on the Second Amended and Restated Schedule I is a United States citizen. Each corporation or limited liability company named on the Second Amended and Restated Schedule I (collectively with the natural persons listed on the Second Amended and Restated Schedule I, the “Schedule I Persons”) was formed under the laws of the State of Delaware. During the last five years, none of the Reporting Persons or the Schedule I Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by (i) incorporating by reference into this Item 3 the information set forth and/or incorporated by reference into Item 6 and (ii) adding the following at the end of Item 3:

Pursuant to an internal reorganization, ST Holdings One is the record holder of all 13,509,722 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

Item 4.  Purpose of the Transaction

The information set forth and/or incorporated by reference into Item 6 is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a)-(b) Item 5(a)-(b) is hereby amended by adding the following at the end thereof:

Based upon information contained in Amendment No. 3 to the Company’s Form S-1 dated October 13, 2016 (as so amended, the “Form S-1”), there were 54,284,296 shares of Common Stock outstanding as of October 12, 2016. As of October 12, 2016 and prior to giving effect to any shares that may be purchased pursuant to the Rights Offering or the Backstop Agreement (each as defined in Item 6 below), the Reporting Persons may be deemed to share beneficial ownership of 13,509,722 shares of Common Stock, representing approximately 24.9% of the Common Stock deemed to be outstanding.

The Reporting Persons have shared power to vote and dispose of the shares of Common Stock that they own.

Based on documents publicly filed, Paul G. Savas, Executive Vice President and Chief Financial Officer of M&F, MacAndrews & Forbes, and ST Holdings One, may be deemed to beneficially own 196,840 shares of Common Stock (which includes 75,000 shares of Common Stock deemed to be beneficially owned by Mr. Savas but not outstanding).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

On October 13, 2016, ST Holdings One and certain other parties (together with ST Holdings One, the “Backstop Parties”) and the Company entered into an investment agreement, or “backstop agreement” (the “Backstop Agreement”), relating to the Company’s proposed rights offering with respect to up to $35,284,792 of Common Stock (the “Rights Offering”). The Rights Offering is described in the Form S-1. Under the terms of the Backstop Agreement, ST Holdings One agreed to purchase, pursuant to a separate private placement, 79.744% of any unsubscribed shares of Common Stock offered in the Rights Offering. The subscription price for such shares will be equal to the subscription price applicable to all shareholders under the Rights Offering, which is the lesser of (i) $1.50 per share of Common Stock and (ii) 85% of the volume weighted average price per share of Common Stock as reported on the OTC Pink Sheets on the expiration date of the Rights Offering. The Backstop Parties, taken together, will receive a fee of $1.76 million, or 5% of the gross proceeds of the rights offering, for providing the backstop commitment, payable, at the option of the Company, in cash or stock or, subject to the mutual agreement of the parties, other equity securities; ST Holdings One will be entitled to 79.744% of such fee.

The foregoing description of the terms of the Backstop Agreement does not purport to be complete and is qualified in its entirety by reference to the Backstop Agreement, which is attached hereto as Exhibit 35, and is incorporated into this Item 6 by reference.

The amount of Common Stock to be purchased by ST Holdings One pursuant to the terms of the Backstop Agreement will vary depending on (i) the number of shares of Common Stock purchased by the Company’s shareholders through the exercise of rights in the Rights Offering and (ii) the determination of the subscription price per share in accordance with the formula described above. ST Holdings One expects to fund the purchase price for any shares that may be purchased pursuant to the Rights Offering or the Backstop Agreement from cash on hand.

On September 30, 2016, the Company and MacAndrews & Forbes each filed a Notification and Report Form with the United States Federal Trade Commission and the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in respect of the transactions contemplated by the Backstop Agreement. The parties received early termination of the HSR Act waiting period for the transactions on October 13, 2016.

The Reporting Persons may, from time to time, pledge shares of Common Stock and/or interests of intermediate holding companies between the Company and M&F to secure obligations of the Reporting Persons or their affiliates.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following at the end thereof:

Exhibit 35	Backstop Agreement (incorporated by reference to Exhibit 10(zz) to Amendment No. 3 to Form S-1 filed by the Company on October 13, 2016)
Exhibit 36	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 17, 2016

MACANDREWS & FORBES INCORPORATED MACANDREWS & FORBES LLC ST HOLDINGS ONE LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

Exhibit Index

Exhibit	Document

Exhibit 35	Backstop Agreement (incorporated by reference to Exhibit 10(zz) to Amendment No. 3 to Form S-1 filed by the Company on October 13, 2016)
Exhibit 36	Joint Filing Agreement

SECOND AMENDED AND RESTATED SCHEDULE I

CERTAIN INFORMATION REGARDING
MACANDREWS & FORBES INCORPORATED, MACANDREWS & FORBES LLC AND ST HOLDINGS ONE LLC

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers or general partner (and any person controlling such entity), as applicable, of MacAndrews & Forbes Incorporated, MacAndrews & Forbes LLC Inc. and ST Holdings One are set forth below. The business address of each Schedule I Person is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065.

MACANDREWS & FORBES INCORPORATED

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment

Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz	Director and Executive Vice Chairman of MacAndrews & Forbes Incorporated

Paul M. Meister	President of MacAndrews & Forbes Incorporated

Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

Steven M. Cohen	Executive Vice President, Chief Administrative Officer and General Counsel of MacAndrews & Forbes Incorporated

MACANDREWS & FORBES LLC

Name and Position (if different from Principal Employment)	Present Principal Occupation or Employment

Ronald O. Perelman Chairman and Chief Executive Officer	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz Executive Vice Chairman	Director and Executive Vice Chairman of MacAndrews & Forbes Incorporated

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

ST HOLDINGS ONE LLC

Name and Position (if different from Principal Employment)	Present Principal Occupation or Employment

Ronald O. Perelman Chairman and Chief Executive Officer	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz Executive Vice Chairman	Director and Executive Vice Chairman of MacAndrews & Forbes Incorporated

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated